# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Surf Air Mobility Inc., CIK 0001936224
CUSIP: 868927203
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 12111 S. Crenshaw Blvd., Hawthorne, California (CA), 90250
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001321655

## Reporting persons
- Palantir Technologies Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 3,487,084; sole dispositive power 3,487,084; aggregate amount beneficially owned 3,487,084 (3.5% of the class)

## Item 1. Issuer
Name of issuer: Surf Air Mobility Inc.
Address of issuer's principal executive offices: 12111 S. Crenshaw Blvd., Hawthorne, California, 90250

## Item 2. Person Filing
Name of person filing: Palantir Technologies Inc.
Address of principal business office or, if none, residence: 19505 Biscayne Boulevard, Suite 2350, Aventura, Florida 33180
Citizenship: The Reporting Person is a corporation incorporated under the laws of State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,487,084 shares as of March 31, 2026.
Percent of class: Based on 100,396,873 shares of common stock outstanding as of May 8, 2026, as stated by the Issuer in its Form 10-Q filed on May 11, 2026: 3.5%.
Sole power to vote or to direct the vote: 3,487,084 shares (see Item 4(a)).
Shared power to vote or to direct the vote: 0 shares.
Sole power to dispose or to direct the disposition: 3,487,084 shares (see Item 4(a)).
Shared power to dispose or to direct the disposition: 0 shares.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Palantir Technologies Inc.: /s/ Scott S. Hsu, Scott S. Hsu, Attorney-in-Fact (05/15/2026)